IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

February 3, 2017

FILED THROUGH EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Chineseinvestors.com Form 10-K/A for year ended May 31, 2016
File No. 000-54207, Inc. (“Company” or “Registrant”)

Dear Mr. Pacho:

This letter is in response to your comment letter dated February 2, 2017. Your single comments is reproduced in standard font and are indented. Our responses are set off in italics.

Item 9A. Controls and Procedures Management’s Annual Report on Internal Control Over Financial Reporting

Please revise to provide a report on your internal control over financial reporting at May 31, 2016 and provide reference to the 2013 COSO framework used. Also, delete the management’s report on internal control over financial reporting as of May 31, 2015 and 2014. Refer to item 308(a) of Regulation S-X.

We have made the requested changes to Item 9A consistent with Regulation S-X, Item 308(a), 17 C.F.R. 229.308(a).

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff

Michael E. Shaff

cc:	Mr. Paul Dickman
Ms. Melissa Armstrong